UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 4)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of the Annual and Special General Meeting of Shareholders

On August 17, 2026, Maris-Tech Ltd. (the “Company”) held an Annual and Special General Meeting of Shareholders (the “Meeting”) to consider the following proposals (the “Proposals”):

Proposal No. 1	To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine its remuneration, until the next annual general meeting of shareholders of the Company;

Proposal No. 2	To re-appoint Mr. Amitay Weiss and Ms. Naama Falach-Avrahamy to serve as Class II directors on the Board for a three-year term, continuing until the Company’s 2029 annual general meeting of shareholders;

Proposal No. 3	To approve the grant of a one-time bonus to Mr. Amitay Weiss, the Chairman of the Board;

Proposal No. 4	To approve an annual bonus plan for Mr. Amitay Weiss, the Chairman of the Board;

Proposal No. 5	To approve a grant of equity-based compensation to the Company’s non-executive directors;

Proposal No. 6	To approve a grant of equity-based compensation to Mr. Israel Bar, the Company’s Chief Executive Officer; and

Proposal No. 7	To approve a grant of equity-based compensation to Mr. Amitay Weiss, the Chairman of the Board.

At the Meeting, a quorum was present, and the Company’s shareholders approved each of the Proposals as presented at the Meeting and described in the Proxy Statement.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-274826 and 333-297307) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: August 17, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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